FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Street, Suite 110

Watertown, MA 02472

Attn: David Lubner, Senior Vice President and Chief Financial Officer

617-715-3551

March 19, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler

Re:	Tetraphase Pharmaceuticals, Inc.
Registration Statement on Form S-1
No. 333-186574

Ladies and Gentlemen:

This letter is provided on behalf of Tetraphase Pharmaceuticals, Inc. (the “Company”), and in connection with the Registration Statement referenced above in response to oral comments provided by Karen Ubell and Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 15, 2013 and March 18, 2013 to the undersigned and as a follow-up to the letter from the undersigned to the Staff sent earlier today.

The Company can confirm to the Staff that the recipients of the two emails sent by the Company’s Chief Financial Officer on March 9, 2013 and March 11, 2013, respectively, are representatives of institutions that are “accredited investors” (as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)).

Rule 83 Confidential Treatment Request by Tetraphase Pharmaceuticals, Inc. Request #1

As noted in prior letters, the emails were directed to a representative of [**] (the “Fund”). The Fund manages equity hedge funds, and the Company’s underwriters estimate that the Fund has between $[**] under management. On this basis, the Company reasonably believes that the Fund is an institution that is an “accredited investor” under Rule 501(a)(3) under the Securities Act.

Securities and Exchange Commission Division of Corporation Finance March 19, 2013 Page 2

An electronic carbon copy of the March 9, 2013 email was sent to representatives of [**], an investor relations and public relations firm. That firm has confirmed to the Company in writing that it is an institution that is an “accredited investor” under the Securities Act. Specifically, the firm has represented to the Company that it is an “accredited investor” under Rule 501(a)(8) under the Securities Act as it only has [**] equity owners, and each of the [**] equity owners [**].

Tetraphase Pharmaceuticals, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to David Lubner, Senior Vice President and Chief Financial Officer, Tetraphase Pharmaceuticals, Inc., 480 Arsenal Street, Suite 110, Watertown, MA 02472, telephone 617-715-3551, before it permits any disclosure of the bracketed information contained in Request #1.

In the prior letters to the Staff regarding these emails, the Company asserted that the emails constituted written “test the waters” communications pursuant to Section 5(d) of the Securities Act. However, in those letters, the Company did not provide an analysis as to the nature of the recipients – i.e., whether the recipients of the emails were “qualified institutional buyers” (as defined in Rule 144A) or institutions that are “accredited investors” (as defined in Regulation D) as required by Section 5(d) of the Securities Act. This letter is submitted to provide that analysis.

On this basis, the Company again asserts that the emails constituted written “test the waters” communications pursuant to Section 5(d) of the Securities Act.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663.

Thank you for your assistance.

Very truly yours,

/s/ Stuart Falber

Stuart M. Falber

cc:	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street N.E., Mail Stop 2736
Washington, D.C. 20549